EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2013	Years Ended December 31,
(dollars in thousands)		2012	2011	2010	2009	2008
Ratio 1 – Including interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$119,459	31,477	(59,532)	(849,170)	(1,605,908)	(660,806)
Fixed charges excluding preferred stock dividends and accretion	63,660	158,224	226,987	342,674	506,873	787,227
Total	$183,119	189,701	167,455	(506,496)	(1,099,035)	126,421
Fixed charges:
Interest on deposits	32,610	95,749	173,885	288,327	456,247	667,453
Interest on short-term borrowings	170	614	1,063	1,921	3,841	38,577
Interest on long-term debt	27,232	53,659	42,654	44,000	38,791	73,657
Portion of rents representative of the interest factor (1/3) of expense	3,648	8,202	9,385	8,426	7,994	7,540
Preferred stock dividends and accretion	29,594	58,704	58,088	57,510	52,395	310
Total fixed charges including preferred stock dividends and accretion	$93,254	216,928	285,075	400,184	559,268	787,537
Ratio of earnings to fixed charges	1.96x	0.87x	0.59x	(1.27x)	(1.97x)	0.16x
Ratio 2 – Excluding interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$119,459	31,477	(59,532)	(849,170)	(1,605,908)	(660,806)
Fixed charges excluding preferred stock dividends and accretion	31,050	62,475	53,102	54,347	50,626	119,774
Total	$150,509	93,952	(6,430)	(794,823)	(1,555,282)	(541,032)
Fixed charges:
Interest on short-term borrowings	170	614	1,063	1,921	3,841	38,577
Interest on long-term debt	27,232	53,659	42,654	44,000	38,791	73,657
Portion of rents representative of the interest factor (1/3) of expense	3,648	8,202	9,385	8,426	7,994	7,540
Preferred stock dividends and accretion	29,594	58,704	58,088	57,510	52,395	310
Total fixed charges including preferred stock dividends and accretion	$60,644	121,179	111,190	111,857	103,021	120,084
Ratio of earnings to fixed charges	2.48x	0.78x	(0.06x)	(7.11x)	(15.10x)	(4.51x)